CANPLATS RESOURCES CORPORATION
Management Discussion & Analysis
For the Year Ended July 31, 2008

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of our business and compares our 2008 audited financial results with those of the previous two years and is prepared as of November 20, 2008. In order to better understand the MD&A, it should be read in conjunction with these financial statements and related notes.  We prepare and file with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Our Form 20-F is filed on the EDGAR section of the United States Securities and Exchange Commission’s web site at www.sec.gov.

The MD&A contains certain forward-looking statements such as the Company’s future plans, objectives and goals.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of Canplats Resources Corporation (“Canplats” or the “company”) are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially form those anticipated in such statements.  Readers are cautioned not to place undue reliance on these forward-looking statements and information.  Except as required under securities legislation, the Company does not undertake to update or re-issue the forward-looking statements and information that may be contained herein, whether as a result of new information, future events or otherwise.

FINANCIAL RESULTS

Business Overview

Canplats is a company focussed on the acquisition, exploration and development of precious and base metal prospects in northern Mexico.  The Company’s shares are listed on the TSX Venture Exchange under the symbol CPQ.

2008 Highlights

•
During the year, the Company completed more than 38,000 meters of drilling in 92 reverse-circulation and 23 diamond drill holes at the Camino Rojo project in Mexico.  This drilling program has outlined significant gold-silver-zinc-lead mineralization over 1,300 meters of strike length.  The Represa Zone remains open in both strike directions and to depth.  An initial resource estimate is expected to be completed this fall.

•
The Company has acquired additional concessions to the west and southwest of the Camino Rojo property, which expands the total property holdings to approximately 340,000 hectares or more than 1,300 square miles.

•
In February, the Company completed a $15,750,000 private placement of 7,000,000 units at $2.25 per unit for net proceeds of $14,632,000 after commissions and expenses.  Each unit consisted of one common share and one-half common share purchase warrant with an exercise price of $3.00 per warrant for a period of 24 months.

Selected Annual Information

	2008	2007	2006
	$	$	$
Total revenues	Nil	Nil	Nil
General exploration	(41,000)	(129,000)	(135,000)
General and administrative expenses	(3,673,000)	(802,000)	(213,000)
Loss for the year	(3,595,000)	(872,000)	(336,000)
Loss per share – basic and diluted	(0.07)	(0.02)	(0.01)
Total assets	22,680,000	5,891,000	4,071,000
Total long-term liabilities	910,000	218,000	200,000
Cash dividends declared	Nil	Nil	Nil

During the reporting periods, the Company reported no discontinued operations or extraordinary items.

Review of Financial Results

Fiscal year ended July 31, 2008 compared to year ended July 31, 2007

During the fiscal year ended July 31, 2008, the Company incurred a loss of $3,595,000 ($0.07 per share) compared to a loss of $872,000 ($0.02 per share) for fiscal year ended July 31, 2007.

Total expenses for the year increased to $3,714,000 from the $931,000 recorded in the prior year.  The major change from prior year was attributed to increase in stock-based compensation, salaries, investor relations and office expenses.  Stock-based compensation expense for the year was $2,689,000 compared to $562,000 in the prior year.  The increase was attributed to amortization of the fair value of additional stock options granted during the current year, which increased in part as a result of the addition of management and consultants to advance the Camino Rojo project.  Salaries expense was $277,000 compared to $61,000 in the prior year.  The increase was also related to senior management added during the year.  Investor relations expense was $350,000 compared to $89,000 in the prior year.  The increase in investor relations expense was due to higher consulting fees, conferences and communication expenditures related to the Company’s expanded exploration activities on the Camino Rojo property.  Office expense was $139,000 compared to $14,000 in the prior year as a result of expansion of the Company’s office space to accommodate additional staff during the year.

General exploration expenses decreased to $41,000 from $129,000 in the prior year as the Company reduced grass roots exploration and continued to focus on the Camino Rojo project after initial drilling results confirmed significant mineralization.  Legal, accounting, and audit fees were $134,000 compared to $34,000 in the prior year.  The increase in the current year was related to accruals for higher audit fees and first year compliance with Bill-198 (Ontario) and Sarbanes-Oxley Act of 2002 (United States).

Interest income was $158,000 compared to $76,000 in the prior year.  The increase in interest income was due to a higher cash balance on hand subsequent to the Company’s $15,750,000 private placement in February 2008.  Foreign exchange gain for the year was $64,000 compared to a loss of $17,000 in the prior year.  The foreign exchange gain reflects the fluctuation between the Canadian and US dollar exchange rates during the year.  Write-down of mineral properties was $103,000 compared to $nil in the prior year.  The write-down relates to the Mecatona property in Mexico after the Company determined to allow option agreements underlying a portion of the mineral claims that comprise the Mecatona property to lapse subsequent to year end.

Fiscal year ended July 31, 2007 compared to year ended July 31, 2006

During the fiscal year ended July 31, 2007, the Company incurred a loss of $872,000 ($0.02 per share) compared to a loss of $336,000 ($0.01 per share) for fiscal year ended July 31, 2006.

Total expenses for the year increased to $931,000 from the $348,000 recorded in the prior year.  During the year, 2,040,000 (2006 – nil) stock options were granted to employees, directors and consultants.  Stock-based compensation expense for the year was $562,000 (2006 – nil).  Without stock-based compensation expense, total expenses in the current year were $369,000, resulting in an increase of $21,000 in 2007 compared to 2006.  General exploration expenses decreased to $129,000 from $135,000 in the prior year.  The arrangement with G2 Consultants Corporation to provide investor relations services continued throughout fiscal 2007.  Investor relations costs for fiscal 2007 were $89,000 compared to $88,000 recorded in the prior year and of the amount expended in fiscal 2007, $48,000 (2006 - $40,000) was paid to G2 Consultants.  Listing and filing fees of $10,000 (2006 - $14,000) decreased in the current year due to less financing activity.  Professional fees of $34,000 (2006 - $10,000) increased in the current year due to an under-accrual in audit fees for the 2006 year-end as well as higher than expected costs associated to the current year’s audit.  Office costs of $14,000 (2006 - $7,000) increased in the current year due to additional mailing costs related to the calling of warrants in accordance with the warrant agreements.

Interest income increased to $76,000 in fiscal 2007, compared to $18,000 in fiscal 2006.  This increase relates to higher cash balances available for investment and higher interest rates.

Selected Quarterly Financial Data (unaudited)

	2008 $				2007 $
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the quarter	(810,000) (1)	(583,000)	(417,000)	(1,785,000) (2)	(93,000)	(534,000) (3)	(154,000)	(91,000)
Loss per share – basic and diluted	(0.01)	(0.01)	(0.01)	(0.04)	(0.00)	(0.01)	(0.00)	(0.01)
(1)	During the first quarter of fiscal 2008, the Company issued 1,620,000 stock options at an exercise price of $0.44. The stock-based compensation expense that was recorded was $348,000.
(2)	During the fourth quarter of fiscal 2008, the Company issued 410,000 stock options at exercise prices between $4.10 - $4.15. The stock-based compensation expense that was recorded was $1,377,000.
(3)	During the second quarter of fiscal 2007, the Company issued 2,040,000 stock options at an exercise price of $0.44. The stock-based compensation expense that was recorded was $434,000.

Fourth quarter ended July 31, 2008 compared to fourth quarter ended July 31, 2007

The loss for the fourth quarter was $1,785,000 ($0.04 per share) compared to a loss of $91,000 ($0.01 per share) in the fourth quarter of the prior year.  The increased loss for the quarter over the prior year was mainly due to the non-cash stock-based compensation expense of $1,377,000 compared to $64,000 in the prior year due to new stock options granted during the quarter.  A write-down of mineral property for $103,000 was also recorded in the period after the Company determined to allow option agreements underlying a portion of the mineral claims that comprise the Mecatona property to lapse subsequent to year end.  Salaries and office expenses also increased as a result of additional senior management hired during the year.

FINANCIAL POSITION AND LIQUIDITY

A summary and discussion of our cash inflows and outflows for the year follows:

Operating Activities

Cash used in operating activities was $483,000 compared to $305,000 and $398,000 for the years ending July 31, 2007 and 2006, respectively.  The increase was mainly attributed to higher operating expenses in the current period including investor relations, salaries, office and administration, partially offset by higher investment income.

Financing Activities

For the year, the Company completed a $15,750,000 private placement of 7,000,000 units at $2.25 per unit for net proceeds of $14,632,000 after commission and expenses.  Each unit consisted of one common share and one-half common share purchase warrant with an exercise price of $3.00 per warrant for a period of 24 months.  Net proceeds from the private placement are being used to advance mineral projects in Mexico and for general working capital purposes.

A total of $567,000 was raised in fiscal 2008 through the exercise of warrants and options.  A summary of the components of the funds raised in 2008 and the two prior years is as follows:

	2008 $	2007 $	2006 $
Private placement	15,750,000	-	2,030,000
Exercise of stock options	375,000	23,000	6,000
Exercise of warrants	192,000	2,102,000	26,000
	16,317,000	2,125,000	2,062,000

Investing Activities

A total of $8,475,000 (2007 – $1,173,000) was spent on the Company’s various mineral properties in fiscal 2008.  All of the funds were spent on properties in Mexico.

The most active exploration program during the year was on the Camino Rojo Property, located in Zecatecas State in north-central Mexico, which accounted for 98% of the total spending.  Drilling commenced on the project in November 2007 and has now outlined mineralization at the Represa Zone along a length of 1,300 meters and to a vertical depth exceeding 700 meters.  An initial independent resource estimate for the Represa Zone is expected to be completed this fall.

Value-added tax receivable increased to $1,115,000 during the year compared to $183,000 in the prior year as a result of increased exploration expenditures at the Camino Rojo property in Mexico.

Cash Resources and Liquidity

At July 31, 2008, the Company had $7,343,000 (2007 - $2,107,000) in cash and cash equivalents and working capital of $5,825,000 (2007 - $2,049,000).  Management has estimated that the Company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The Company has no contractual obligations other than discretionary mineral property holding and finders fee costs and an office lease (see “Long-Term Contractual Obligations”)

ADDITIONAL DISCLOSURES

Disclosure Control and Procedures

Our management, with the participation of the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the rules of the CSA and the SEC) as at July 31, 2008, and has concluded that such disclosure controls and procedures are effective.

 Internal Control Over Financial Reporting

(1)
Management is responsible for establishing and maintaining adequate internal control over financial reporting.  All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(2)	Our management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting.

(3)
As at July 31, 2008, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in our internal control over financial reporting.

(4)
PricewaterhouseCoopers LLP, who has audited our consolidated financial statements for the year ended July 31, 2008, has also issued a report on our financial statements and internal controls under the standards of the Public Company Accounting Oversight Board (United States).

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended July 31, 2008, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Significant Changes in Accounting Policies

Effective August 1, 2007, the Company adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA.   Prior periods have not been restated.

Financial Instruments – Recognition and Measurement, Section 3855

These standards requires all financial instruments to be classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments within its scope, including derivatives, are to be included on the Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Depending on the classification, changes in fair value are to be recognized in the statements of operations and comprehensive income.

All held-for-trading  and available-for-sale financial instruments are recorded on the balance sheet at fair value.  All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews.  Transaction costs incurred to acquire held-for-trading financial instruments are recorded to the Consolidated Statements of Loss.  Transaction costs incurred to acquire all other financial instruments are included in the underlying balance.

The Company’s financial instruments include cash and cash equivalents, receivables, accounts payables and accrued liabilities, and amounts due to related parties.  Cash and cash equivalents are designated as held-for trading. All other financial instruments are either loans and receivables, or other financial liabilities and are at cost.  The fair value of these financial instruments approximates their carrying value due to their short term nature and capacity of prompt liquidation.  Therefore, the adoption of Section 3855 and 3861 had no  impact on the Company’s financial statements.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  The Company currently does not have any hedges.

Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income is the change in our net assets that results from transactions, events and circumstances from sources other than our shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments.  Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.  The adoption of Section 1530 has no material impact on the Company’s financial statements.

Recent Accounting Pronouncements

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about an entity's capital and how it is managed.  Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company's key management personnel:

(i)	qualitative information about its objectives, policies and processes for managing capital;
(ii)	summary quantitative data about what it manages as capital;
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv)	when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for the Company’s interim and annual financial statements beginning on August 1, 2008.

Financial Instruments Disclosures

CICA Handbook Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Sections require specific disclosures to be made, including the criteria for:

(i)	designating financial assets and liabilities as held for trading;
(ii)	designating financial assets as available-for-sale; and
(iii)	determining when impairment is recorded against the related financial asset or when an allowance account is used.

These standards are effective for the Company’s interim and annual financial statements beginning on August 1, 2008.

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for the Company’s interim and annual financial statements beginning August 1, 2008. The Company does not expect the adoption of these changes to have an impact on its financial statements.

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning August 1, 2009.  The Company does not expect the adoption of these changes to have an impact on its financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to replace Canadian GAAP with IFRS.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended July 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Related Party Transactions

The Company was billed $1,211,000 (2007 - $355,000) in the current year for fees and expenses related to geological support, management and administration services provided by Silver Standard Resources Inc., a company of which two directors are also directors of the Company.  Included in current liabilities at July 31, 2008 is $183,000 (2007 - $21,000) due to Silver Standard.  Any amounts payable to related parties are non-interest bearing and without specific terms of repayment.  These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

Long-Term Contractual Obligations

As at July 31, 2008, the Company has committed to payments under contractual obligations as follows:

	Less than 1 year	1-3 years	4-5 years	Total
	$	$	$	$

Office lease obligations	71,000	155,000	156,000	382,000

Critical accounting estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  Our accounting policies are set out in full in note 2 of the annual financial statements.

Mineral property costs

Management of the Company regularly reviews the net carrying value of each mineral property for conditions that suggest impairment of the carrying value.  This review requires significant judgement as the Company does not have any proven and probable reserves that would enable the Company to estimate future cash flows to be compared to the carrying values.  Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has significant funds or access to funds to be able to maintain its interest in the mineral property.

Stock-based compensation

The Company provides compensation benefits to its employees, directors, officers and consultants through a share option plan.  The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model.  Expected volatility is based on historical volatility of the Company’s stock.  The Company utilizes historical data to estimate option exercises and termination behaviour with the valuation model.  The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Income taxes

The determination of the Company’s provision for income taxes requires significant judgement, the use of estimates and the interpretation and application of complex tax laws.  The Company’s provision for income taxes reflects a combination of Canadian and Mexican federal and provincial jurisdictions.  Jurisdictional tax contingencies or valuation allowances all affect the overall effective tax rate.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and mineral property costs is provided in the Consolidated Financial Statements and related notes for the years ended July 31, 2008 and 2007 that are available on Canplats’ website at www.canplats.com or on the SEDAR web site www.sedar.com.

Outstanding Share Data

The authorized capital consists of unlimited common shares without par value.  As at November 20, 2008, the following common shares, options and share purchase warrants were outstanding:

	Number of	Exercise
	Shares	Price	Expiry Date

Issued and outstanding common shares	56,754,056	-	-

Stock options outstanding	4,715,000	$0.44 - $4.15	December 2011 - November 2013

Stock warrants outstanding	3,436,000	$3.00	February 2010

Underwriters' warrants outstanding	441,000	$2.25	February 2010

Fully diluted	65,346,056

RISKS AND UNCERTAINTIES

Our exploration programs may not result in a commercial mining operation.
Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines.  Our mineral properties are without a known body of commercial ore and our proposed programs are an exploratory search for ore. We do not know whether our current exploration programs will result in any commercial mining operation.  If the exploration programs do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our existing properties.

We may not have sufficient funds to complete further exploration programs.
We have limited financial resources, do not generate operating revenue and must finance our exploration activity by other means.  We do not know whether additional funding will be available for further exploration of our projects or to fulfill our anticipated obligations under our existing property agreements.  If we fail to obtain additional financing, we will have to delay or cancel further exploration of our properties, and we could lose all of our interest in our properties.

Factors beyond our control may determine whether any mineral deposits we discover are sufficiently economic to be developed into a mine.
The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control.  These factors include market fluctuations for precious metals; metallurgical recoveries associated with the mineralization; the proximity and capacity of natural resource markets and processing equipment; costs of access and surface rights; and government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We have no revenue from operations and no ongoing mining operations of any kind.
We are a mineral exploration company and have no revenues from operations and no ongoing mining operations of any kind.  If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining.

We will require additional funds to place the ore body into commercial production.  Substantial expenditures will be required to establish ore reserves through drilling, develop metallurgical processes to extract the metals from the ore and construct the mining and processing facilities at any site chosen for mining.  We do not know whether additional financing will be available at all or on acceptable terms.  If additional financing is not available, we may have to postpone the development of, or sell, the property.

The majority of our property interests are not located in developed areas and as a result may not be served by appropriate road access, water and power supply and other support infrastructure.  These items are often needed for development of a commercial mine.  If we cannot procure or develop roads, water, power and other infrastructure at a reasonable cost, it may not be economic to develop properties, where our exploration has otherwise been successful, into a commercial mining operation.

In making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties.  Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only.  Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of the placing of a property into production and a property’s return on capital.

Mining operations often encounter unpredictable risks and hazards that add expense or cause delay.  These include unusual or unexpected geological formations, changes in metallurgical processing requirements; power outages, labour disruptions, flooding, explosions, rockbursts, cave-ins, landslides and inability to obtain suitable or adequate machinery, equipment or labour.  We may become subject to liabilities in connection with pollution, cave-ins or hazards against which we cannot insure against or which we may elect not to insure.  The payment of these liabilities could require the use of financial resources that would otherwise be spent on mining operations.

Mining operations and exploration activities are subject to national and local laws and regulations governing prospecting, development, mining and production, exports and taxes, labour standards, occupational health and mine safety, waste disposal, toxic substances, land use and environmental protection.  In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied.  In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offence under such legislation.

Our profitability and long-term viability will depend, in large part, on the market price of gold. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including global or regional consumption patterns, supply of, and demand for gold, speculative activities, expectations for inflation and political and economic conditions.  We cannot predict the effect of these factors on metal prices.

Our properties may be subject to uncertain title.
We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings.  The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested.  A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property.  This could result in our not being compensated for our prior expenditures relating to the property.

Land reclamation requirements for our exploration properties may be burdensome.
Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.  Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance land forms and vegetation.  In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.
Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states.  Our mineral exploration activities could be adversely affected by political instability and violence; war and civil disturbance; expropriation or nationalization; changing fiscal regimes; fluctuations in currency exchange rates; high rates of inflation; underdeveloped industrial and economic infrastructure; and unenforceability of contractual rights; any of which may adversely affect our business in that country.

We may be adversely affected by fluctuations in foreign exchange rates.
We maintain our accounts in Canadian dollars.  Any appreciation in the Mexican currency against the Canadian dollar will increase our costs of carrying out such exploration activities.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.
We compete with other exploration companies, many of which have greater financial resources than us or are further along in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.  If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

All of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.
All of our directors and officers are directors or officers of other natural resource or mining-related companies.  These associations may give rise to conflicts of interest from time to time.  In particular, our directors who also serve as directors of other companies in the same industry may be presented with business opportunities which are made available to such competing companies and not to us.  As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

We may fail to achieve and maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.
We documented and tested during our most recent fiscal year our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended July 31, 2008, an attestation report by our independent auditors addressing this assessment. We may fail to achieve and maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX. Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported. The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that we continue to improve our internal control over financial reporting. Although we intend to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with Section 404 of SOX.

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